                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                               No.8 Li-Hsin Rd. 6,
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

       Form 20-F  X                Form 40-F _____
                -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

       Yes _____                   No  X
                                     -----

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Taiwan Semiconductor Manufacturing Company Ltd.


Date: September 2, 2003       By      /s/ Harvey Chang
                                 -----------------------------------------------
                                 Harvey Chang
                                 Senior Vice President & Chief Financial Officer

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TSMC Board of Directors Approves Financial Statements for the First Half of 2003

      Science-Based Industrial Park, Hsinchu, Taiwan, September 2, 2003 - Taiwan Semiconductor Manufacturing Company Ltd. (" TSMC" or " the Company") (TAIEX:
2330, NYSE: TSM) today held a meeting of the Board of Directors, at which the directors approved the Company's financial statements for the first half of 2003. The Board affirmed that net sales for the first half of 2003 were NT$89,247 million and net income totaled NT$16,088 million. Earnings per share for the first six months of 2003 were NT$0.79 based on the current 20,221,270 thousand weighted average outstanding shares.

      TSMC Spokesperson Mr. Harvey Chang noted that, at its meeting, the Board of Directors also:

1. Approved the Compensation Committee Charter for TSMC Board of Directors' Compensation Committee to further strengthen the Company's corporate governance.

2. Approved TSMC's 2003 Employee Stock Options Plan, including the issuance of no more than 120,000,000 options in accordance with the 2003 Plan. The stock options will be granted to employees of TSMC and TSMC's domestic and overseas subsidiaries.

3. Approved the promotion of Ms. Lora Ho, currently TSMC controller and senior director, as Vice President and Chief Financial Officer of TSMC, as well as the appointment of Mr. James Chen, currently deputy director at TSMC Accounting, as Controller of TSMC, effective as of September 8, 2003.

                                      # # #

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-563-6688 Ext. 2075

For further information, please contact:

Mr. J.H. Tzeng                 Mr. Jesse Chou                  Ms. Shan-Shan Guo
PR Department Manager, TSMC    PR Manager, TSMC                PR Manager, TSMC
Tel: 886-3-666-5028            Tel: 886-3-666-5029 (O)         Tel: 886-3-666-5033(O)
     886-928-882-607(Mobile)        886-932-113-258(Mobile)         886-939-059-246 (Mobile)
Fax: 886-3-567-0121            Fax: 03-5670121                 Fax: 03-5670121
E-mail: jhtzeng@tsmc.com.tw    E-Mail: jhchoua@tsmc.com.tw     Email: ssguo@tsmc.com.tw